Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SanMelix Laboratories, Inc.
1150 North 35th Avenue Suite 225
HOLLYWOOD, FL 33021
www.sanmelixlaboratories.com

Up to $3,930,001.50 in Class NV Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SanMelix Laboratories, Inc.
Address: 1150 North 35th Avenue Suite 225, HOLLYWOOD, FL 33021
State of Incorporation: DE
Date Incorporated: January 13, 2017

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Class NV Common Stock
Offering Maximum: $3,930,001.50 | 2,620,001 shares of Class NV Common Stock
Type of Security Offered: Class NV Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $238.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

If you invest $1,000+, you will receive 5% bonus shares.

If you invest $2,000+, you will receive 10% bonus shares.

If you invest $5,000+, you will receive 15% bonus shares.

If you invest $10,000+, you will receive 20% bonus shares.

All Invested shareholders receive 20% off our Radiation & Laser Skin Care on Amazon. Check Your Email for Discount Code.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

SanMelix Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SanMelix Laboratories, LLC was formed on 09/01/2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on 01/13/2017 in the State of Delaware. On 02/06/2017, SanMelix Laboratories LLC, a Florida limited liability company, was merged into SanMelix Laboratories, Inc., a Delaware Corporation. The Company was founded by Dr. Sabacinski, Diana Sabacinski, CPA, and John Kaufman in 2016. SanMelix Laboratories is a bioactive wound care company focusing on the unique medicinal properties of Buckwheat Honey for tissue regeneration and accelerated healing. . Our patented BEECure™ M product has higher anti-inflammatory and anti-oxidant properties than the manuka honey-based products as well as higher standardization and broader spectrum anti-microbial activity. Our over-the-counter skin products are designed to help in the healing of minor burns, scrapes, radiodermatitis and more.

Competitors and Industry

For Advanced Wound Care (AWC) dressings, SanMelix's main competitors include: Acelity (formerly KCI), Smith & Nephew, MiMedx, Molnlycke and Convatec. The main honey based AWC dressing competitors are Intergra who purchased DermaScience Medihoney product and Medline who distributes Therahoney.

OTC competitors with existing radiotherapy, minor burns and skin care products do not contain buckwheat honey. The main competitors for these products include Difinsa53, J & J, Water Gel, and Gold Bond.

Current Stage and Roadmap

For our advanced wound care, we have completed all our testing for our 510(K) pre-market clearance and will process the application in Q3, 2021. We have 3 patents US10,500,235 Buckwheat Honey/MGO Composition, US 16/664227Buckwheat Honey/MGO, Method and Use, and Canada 3,009,754 Buckwheat Honey and Methylglyoxal, and Methods of Use. For our OTC products, we launched our BEECure R product on Amazon and Walmart.com, and we purchased the US manufacturer worldwide rights to the formulation of an existing buckwheat honey ointment (CE Mark) for radiodermatitis and laser therapy patients from a European company. Future road map includes obtaining 510(K) clearance for our advanced wound care dressings in 2021, and a class 1 medical device for BEECure OTC Products to commercialize in 2022. The trademark has been filed and is soon to be registered.

In our prior Regulation Crowdfunding offering, we reached our crowdfunding goal of $1.07M, and have 1,725 investors on StartEngine. We have completed testing on our advanced wound care products and will apply for 510(k) pre-market clearance from the FDA in Q3 2021. We purchased US manufacturer worldwide formulation rights for BEECure™ R -Radiation and Laser Skin Care which reduces our overall manufacturing cost. Our US trademark should be issued in Q2 2021. The Company has also filed for an international trademark. We are fundraising again to complete an evidence based clinical trial, and launch 2 advanced wound care dressings while continuing to promote skin care line.

The Team

Officers and Directors

Name: Dr. Kenneth Sabacinski

Dr. Kenneth Sabacinski's current primary role is with Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle.. Dr. Kenneth Sabacinski currently services 16 to 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: September 16, 2016 - Present
  Responsibilities: Dr. Sabacinski will be responsible for coordination of clinical studies and research and development. In addition, he will be responsible for presenting the products to other physicians at medical trade shows and training other physicians in the use of the products. Dr. Sabacinski is the inventor of multiple advanced wound care patents, including the SanMelix's BEECure wound care dressings. Dr. Sabacinski is not currently receiving any compensation from SanMelix. Our business plans have him earning a consulting fee of $120,000 annually upon receiving additional funding in excess of $750,000.

- **Position:** Director
  Dates of Service: September 16, 2016 - Present
  Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Reviews with the Chief Executive any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

- **Position:** Secretary
  Dates of Service: September 16, 2016 - Present
  Responsibilities: Board meetings, record keeping, and advisor. There is no

compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

- **Position:** Treasurer
  Dates of Service: September 16, 2016 - Present
  Responsibilities: Responsible for corporate liquidity, investments, and risk management related to the company's financial activities. There is no compensation anticipated for this position. His anticipated compensation for Chief Medical Officer is his only anticipated compensation.

Other business experience in the past three years:

- **Employer:** Kenneth Sabacinski DPM PA d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle.
  Title: Podiatrist-Private Practice
  Dates of Service: January 15, 1990 - Present
  Responsibilities: Diagnose and provide treatment for foot, ankle, and lower-leg problems through physical exams, x rays, medical laboratory tests, and other methods. Perform foot and ankle surgeries

Name: Diana Sabacinski

Diana Sabacinski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 21, 2016 - Present
  Responsibilities: To provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources. Chairs meetings of the Board after developing the agenda with the Chief Executive. Presents any issues of concern to the Board. Performs other responsibilities assigned by the Board. There is no compensation for this role. Please refer to CEO compensation.

- **Position:** President
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction. There is no compensation for this role. Please refer to CEO compensation.

- **Position:** CEO
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Creating, communicating and implementing the organization's vision, mission and overall direction. Diana's compensation is $150,000 per year.

Name: John Kaufman

John Kaufman's current primary role is with InteSec Group FL, LLC. John Kaufman currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 21, 2016 - Present
  Responsibilities: Acquire sufficient resources for the organization's operation

Other business experience in the past three years:

- **Employer:** InteSec Group FL, LLC
  Title: Managing Director
  Dates of Service: December 01, 2008 - Present
  Responsibilities: Consulting Services

Name: Hamid Khosrowshahi

Hamid Khosrowshahi's current primary role is with FloSure Technologies. Hamid Khosrowshahi currently services 10 to 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 18, 2019 - Present
  Responsibilities: Hamid is a Board of Director Member. His primary role is advisory services and business development.

Other business experience in the past three years:

- **Employer:** FloSure Technologies
  Title: President
  Dates of Service: January 01, 2011 - Present
  Responsibilities: FloSure Technologies was founded in 2011 by Hamid Khosrowshahi, a successful entrepreneur who has spent a career in the area of medical devices. He was the guiding hand behind the success of such products as: Exudry, Kollagen (Medifil and Skintemp), DuraGen (dural graft matrix), NeuraGen (nerve guide) and most recently the PRO series of negative pressure wound therapy pumps by Prospera.

Name: Samuel Hammer

Samuel Hammer's current primary role is with Hammer Navarro and Associates.

Samuel Hammer currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Board of Director Member. His primary role is advisory services and business development. As compensation for his Director role, Mr. Hammer has been granted stock options to purchase up to 50,000 shares of Common Stock at the current fair market value of $0.60 per share. In addition, the Option shall vest with respect to 5,000 shares at the end of each calendar quarter that the Director remains a Director of the Company.

Other business experience in the past three years:

- **Employer:** Hammer Navarro and Associates
  Title: Managing Shareholder
  Dates of Service: October 01, 2015 - Present
  Responsibilities: He provides advice on mergers and acquisitions, strategy, physician integration, tax and litigation support. Sam has performed substantial tax planning, compliance, and accounting services. Although his focus is on healthcare, he works with high net worth individuals and small to mid-sized companies within a number of other industries and professions. He is also responsible for representing the firm's clients with IRS and state issues.

Name: Edward J Quilty

Edward J Quilty's current primary role is with Defender Operations Inc.. Edward J Quilty currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 07, 2021 - Present
  Responsibilities: Board of Director Member. His primary role is advisory services and business development. Edward receives equity compensation for his role in the Company in the amount of 160,000 shares of Common Stock on a vesting schedule.

Other business experience in the past three years:

- **Employer:** iotech International
  Title: Board of Directors
  Dates of Service: September 01, 2016 - Present
  Responsibilities: Edward sits on the Board of Directors.

Other business experience in the past three years:

- **Employer:** gel-e Inc.
  Title: Advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advisor to the Company.

Other business experience in the past three years:

- **Employer:** MVM Partners LLP
  Title: Advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advisor to the Company.

Other business experience in the past three years:

- **Employer:** Gentell, Inc.
  Title: Advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advisor to the Company.

Other business experience in the past three years:

- **Employer:** Med-Compliance IQ, Inc.
  Title: Board of Directors
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Member of the Board.

Other business experience in the past three years:

- **Employer:** Defender Operations Inc.
  Title: Executive Chairman
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Corporate Strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock NV should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock NV purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock NV in the amount of up to$4,000,000 in this

offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage and have only manufactured a prototype for our advanced wound care dressings. Delays or cost overruns in the development of our advanced wound care dressings and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting

in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SanMelix Laboratories, Inc. was formed on 01/13/2017. Accordingly, the Company has

a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SanMelix Laboratories, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively a small amount of revenue. If you are investing in this company, it's because you think that BEECure™ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 3 issued and one pending patents, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FDA 510(k) pre-market clearance
The Company may not obtain a 510(k) pre-market clearance on it's wound dressing. If FDA clearance is not obtained, a significant potential revenue stream for the Company would be cut off .

FDA Requirements: FDA Clearance
The Company may not obtain a 510(k) pre-market clearance on it's wound dressing. If FDA clearance is not obtained, a significant potential revenue stream for the Company would be cut off .

Pending Patent Rights During the Patent Prosecution may Impact Inventorship
SanMelix has been assigned the pending patent rights. During the prosecution of a patent application, inventorship may change depending upon claim amendments or other requirements. Any person who is an inventor or co-inventor of only the subject matter of the canceled claims must then be removed from the list of inventors. If inventorship changes, this will not affect the Company's ownership rights. Other significant risks and uncertainties with the patents include failing to secure additional funding to continue prosecution of the patent pending formulations. The inability to secure additional funding to prosecute the pending patents could have a negative affect the Company's financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Kenneth Sabacinski	3,980,000	Common Stock	34.86
Diana Sabacinski	3,980,000	Common Stock	34.86

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Class NV Common Stock, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,620,001 of Class NV Common Stock.

Common Stock

The amount of security authorized is 22,000,000 with a total of 13,924,462 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Based Compensation

The Company authorized 50,000 shares of its common stock as stock-based compensation for consulting services of an individual in 2019. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. Note that fair value was determined based on the most recent common stock offering of $0.50 per share. Therefore, the stock-based compensation is recognized over the service period at $0.50 per share and was recorded within research and development expense within the income statement which totaled $8,340 and $8,340 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2019, the Company issued the 50,000 shares of common stock upon commencement of services of which $9,015 has been recorded as a reduction to additional paid-in-capital in the accompanying balance sheet and 31,970 shares of common stock were vested as of December 31, 2019. During the year ended December 31, 2020, $8,340 of the Unearned-Deferred Compensation was recognized as consulting expense. The remaining Unearned-Deferred Compensation included in the additional paid-in-capital balance totaled $675 as of December 31, 2020. Additionally, 48,650 shares of common stock were vested as of December 31, 2020.

2017 Stock Incentive Plan

We estimated the fair value of each option on the grant date using a Black-Scholes option-pricing model with the following assumptions:

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Management estimated the fair value of common stock through recent sales. Forfeitures are recorded as they occur.

As part of two of the stock option agreements, the stock option holders were issued put options to sell shares back to the Company. The holder has the exercise right to require the Company to repurchase after the Company raises a specific amount of capital. The value of the shares at the time of exercise of the option is $0.60 per share, as defined within the agreement. The Company records the estimated fair market value of the put option at each reporting period based upon the agreement terms. The potential liability associated with the put option was $31,356 and $19,257 as of December 31, 2020 and 2019, respectively.

The Company recognized stock option- stock compensation costs in the amount of $109,740 and $59,593 for the year ended December 31, 2020 and 2019, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2020.

The remaining stock compensation balance to be expensed in future years as of December 31, 2020 totaled $119,307.

Outstanding Warrants

The total amount outstanding includes 769,231 of shares to be issued pursuant to outstanding warrants.

Stock Options

The total amount outstanding includes the following shares to be issued pursant to stock options: (i) 217,666 shares of vested outstanding stock options, (ii) 852,334 shares of non-vested outstanding stock options, and (iii) 430,000 shares reserved but not granted of outstanding stock options.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 Vote 1 Share

Material Rights

Preferred Stock

We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Class NV Common Stock

The amount of security authorized is 6,000,000 with a total of 1,936,500 outstanding.

Voting Rights

There are no voting rights associated with Class NV Common Stock.

Material Rights

There are no material rights associated with Class NV Common Stock.

Convertible Debt

The security will convert into Common stock and the terms of the Convertible Debt are outlined below:

Amount outstanding: $500,000.00
Maturity Date: February 26, 2023
Interest Rate: 9.0%
Discount Rate: 9.0%
Valuation Cap: None
Conversion Trigger: The Note's outstanding principal and interest will convert into

the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature.

Material Rights

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. The Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature.

In addition, each investor who purchases Notes will receive 100% warrant coverage. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in next offering. The beneficial conversion feature, if any, and the warrants were recorded to additional paid-in-capital. The Company allocated the proceeds received to the notes, the beneficial conversion feature, and the warrants on a relative fair value basis at the time of issuance. The total debt discount is amortized over the life of the notes to interest expense using the straight-line method.

What it means to be a minority holder

As a minority holder of Class NV Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $418,000.00
  Number of Securities Sold: 836,000
  Use of proceeds: Conducted target market analysis to determine multiple product applications to penetrate $13B bioactive wound care market. Constructive meeting with the FDA for our 510(k) Pre-submission needed for BeeCure™ M regulatory clearance. Secured authentic raw buckwheat honey supplier. Manufacturing order completed for our bioactive BeeCure™ M (AWC) dressing samples. Executed master service agreement (MSA) with Trauma Insight (CRO) to provide 510(k) testing through US Air Force 59MDW CRADA starting in Q1 2019. Broadened our lineup of Bioactive Buckwheat BeeCure™ products through collaboration with an European buckwheat honey product company to commercialize our initial skin product, BeeCure™ R for radiodermatitis and laser therapy relief. Established strategic relationships with U.S. distributors and contract manufacturers. Continued patent prosecution of our three patent pending formulations.
  Date: July 18, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,997.00
  Number of Securities Sold: 1,936,500
  Use of proceeds: Continued patent prosecution and obtained three patents,

US10,500,235Buckwheat Honey/MGO Composition, US 16/664227Buckwheat Honey/MGO, Method and Use, and Canada 3,009,754 Buckwheat Honey and Methylglyoxal, and Methods of Use. Completed all our testing for our 510(K) pre-market clearance application. Purchased the US manufacturer worldwide rights to the formulation of an existing buckwheat honey ointment (CE Mark) for radiodermatitis and laser therapy patients from a European company. Launched our BEECure R-radiation and laser skin care product on Amazon and Walmart.com. Hired contractors for distribution/sales, scientist/advisor, and regulatory affairs specialist
Date: April 15, 2021
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Purchase Worldwide formulation rights for BEECure R from a European company and continue operations.
  Date: February 27, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have not yet generated any revenues in 2020; however, we launched our BEECure™ R-Radiation and Laser Skin Care product in January 2021. We do not expect to generate revenues for our AWC dressings until after obtaining 510(k) pre-market clearance from the FDA.

General and administrative expenses increased to $260,546 from $171,951 for the years ending December 31, 2020 and 2019, respectively. General and administrative expenses increased primarily due the increase in stock compensation expense for advisors and audit fees.

Research and development expenses increased to $106,370 from $70,451 for the years ending December 31, 2020 and 2019, respectively due to increased FDA product testing.

Sales and marketing expenses increased to $29,755 from $2,410 for the years ending December 31, 2020 and 2019, respectively. Although we had no revenues, the Company incurred expenses for branding, packaging, website design and marketing materials for the BEECure™ R product launch in January 2021.

Interest expense increased to $11,091 from $0 primarily due to the convertible debt issuance costs.

As a result, the Company's net loss increased to $404,179 from $226,917 for the years ended December 31, 2020, and 2019, respectively.

Historical results and cash flows:

The primary expense areas for SanMelix in the past two years have been research and development costs and product testing. In 2021, we will be applying for two 510(k) applications and launched our first product. Once we obtain sales growth, we should have internally generated cash for operations. However, significant funding ($4 million) is required for evidence based clinical trials to obtain widespread clinical adoption and additional employees to continue sales growth and operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $470,000 cash on hand and plans to continue receiving additional funding through its new crowdfunding campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to company operations. In order to launch our advanced wound care dressings and conduct an evidence- based clinical trial, the company anticipates a minimum combined raise of $4M.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company in order to launch its initial 510(k) products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raised is less than one month of expenses; however, the Company has $470,000 and the burn rate is approx. $37,000, of which $12,500 is for founder salary (which net pay will be put into the new campaign.) At $470,000, the Company will continue to operate for 18 months with no research and development or additional advertising expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The company plans to continue to extend its crowdfunding campaign until it reaches the $4 million goal. After the goal is reached, the company plans on having completed the clinical trial and launching the advanced wound care products. The Company will be able to operate for at least 2 years with the maximum funding goals while reaching major milestones.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of October 2020, the Company has completed a term sheet for a Convertible Notes and Warrants private offering (Offering) pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933. This Offering has not been advertised to the public or publicly discussed by the Company and shall not be publicly advertised or discussed for the term of the Offering, other than in this amendment and subsequent public facing regulatory filings. The Company is making this Offering exclusively to accredited investors on an invitation-only basis. The Offering is comprised of up to $600,000 in convertible promissory notes (Notes) for consideration of up to approximately $492,000. The difference between the proceeds from the Notes and principal amount consists of $108,000, thus representing an Original Issue Discount (OID) of approximately 18%. The Notes bear 9% simple interest with a 24-month term and can be converted into voting common stock at an issue conversion price of $0.65 per share. The total debt discount is amortized over the life of the Notes to Interest Expense. Accredited investors who purchase Notes under the Offering, as additional consideration, are also issued warrants (Warrants) allowing them to purchase up to 923,077 shares of voting common stock pro rata based upon the value of the applicable Note(s) purchased by the accredited investor. The Warrants have a term of five years and an exercise price of the lesser of $1.40 per share or 50% premium over the price received by the Company in next financing round in which the Company sells voting Common Stock and receives consideration equal to or in excess of $100,000. The company raised an additional $500,000 in convertible notes through February 2021.

Indebtedness

- **Creditor:** U.S. government under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act
  Amount Owed: $13,500.00
  Interest Rate: 1.0%
  Maturity Date: November 15, 2021
  The loan is forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company received formal approval of loan forgiveness in the full amount of $13,500, plus accrued interest on February 4, 2021

- **Creditor:** Convertible Debt Holders
  Amount Owed: $500,000.00
  Interest Rate: 9.0%
  Maturity Date: February 27, 2023
  In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum payment of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. The Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature. During 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the Notes and principal amounts consists of $22,031 of OID. The Note holder received 100% warrant coverage was issued market-related warrants for 192,308 in shares of common stock. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in the next offering. As of December 31, 2020, the beneficial conversion feature, and the warrants were recorded to additional paid -in-capital. The carrying value of the Note net of the intrinsic value of the beneficial conversion feature and fair market value of the warrants based on Black-Scholes pricing model totals $29,744 in the accompanying balance sheet. Subsequent to December 31, 2020, the Company issued $375,000 in Notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The Note holders were also issued market-related warrants for 576,923 in shares of common stock

Related Party Transactions

- **Name of Entity:** Diana Sabacinski
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Diana and Kenneth Sabacinski loaned the company $35,000 at a 2% interest rate in 2017, which was reclassified as contributed capital.
Material Terms: Diana Sabacinski entered in to an employment contract with the company for an annual salary of $150,000 plus benefits. Diana took a reduced salary of $40,000 plus $11,258 for her health insurance. She agreed to suspend salary until the $750,000 combined offering is raised. The Company may receive funding in excess of $750,000 through its equity crowdfunding and Convertible Debt offerings on or before December 31, 2020. The CEO has agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes.

Valuation

Pre-Money Valuation: $23,791,443.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

1. The Company reached its goal of $1.07 million at $0.60 per share with its first crowdfunding raise in 2021 Iat $.60 per share. The number of shares fully diluted (including stock options available) at $0.60 would be $9,526,585. We feel the value has more than doubled to $24M from our first crowdfunding due to the following:

a. Three patents were issued and a fourth one is continues to move forward. (Major milestones achieved)

b. We launched our first product in February 2021. We achieved an Amazon Award and over 30 five star ratings. We now have revenue. (Major Milestone achieved)

c. We have completed all of the 510(k) FDA testing requirements for two (2) dressings and will apply for a 510(k) by Q3 2021. The Company anticipates 510(k) clearance on its patented formulation in 2021. (Major Milestone achieved)

c. Our 5 year projections demonstrate approximately $24 M in revenues at the end of year 5. Advanced wound care has a 3+ multiple on revenues resulting in a company valuation of approx. $75M. We believe we have reached multiple major milestones significantly increasing our valuation. Please refer to our forward information legend below and our Risk Factors discussing projections in our offering materials.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

<u>Forward Looking Information Legend</u>

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Filing of 510(k) FDA applications

If we raise the over allotment amount of $3,930,001.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  4.0%
  Product launch on dressings and advertising on OTC products

- *Research & Development*
  40.0%

Small clinical trial, filing fees, product continued testing.

- *Company Employment*
  20.0%
  Hiring of two additional executives for manufacturing/formulation and sales and marketing

- *Inventory*
  13.0%
  Inventory on three to four products along with capital expenditures and IP prosecution

- *FaceBook Ads for Investors*
  12.5%
  Represents amounts paid to StartEngine promote for facebook ads to obtain investors

- *Working Capital*
  7.0%
  General working capital requirements such as rent, travel, office supplies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sanmelixlaboratories.com (https://www.sanmelixlaboratories.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/sanmelix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SanMelix Laboratories, Inc.

[See attached]

SANMELIX LABORATORIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT .... - 19 -

BALANCE SHEETS .... - 20 -

STATEMENTS OPERATIONS .... - 21 -

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY .... - 22 -

STATEMENTS OF CASH FLOWS .... - 23 -

NOTES TO FINANCIAL STATEMENTS .... - 24 -

INDEPENDENT AUDITORS' REPORT

To the Management and Directors
of SanMelix Laboratories, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of SanMelix Laboratories, Inc. (collectively the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has not commenced its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

San Diego, California
April 8, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

SANMELIX LABORATORIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

SANMELIX LABORATORIES, INC.
BALANCE SHEETS

As of December 31,	2020	2019
ASSETS		
Current assets		
Cash, cash equivalents, and restricted cash	$ 264,467	$ 51,318
Inventories	26,139	-
Other current assets	2,521	-
Total current assets	*293,127*	*51,318*
Property and equipment, net	8,704	2,844
Intangible assets, net	159,116	182,902
Total non current assets	*167,820*	*185,746*
TOTAL ASSETS	**$ 460,947**	**$ 237,064**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 30,536	$ 4,000
Other current liabilities	21,576	13,250
Total current liabilities	*52,112*	*17,250*
SBA PPP loan	13,590	-
Convertible note, net	29,744	-
Put option liability	31,356	19,257
Total non current liabilities	*74,690*	*19,257*
Total liabilities	**126,802**	**36,507**
STOCKHOLDERS' EQUITY		
Common stock	1,089	1,089
Common stock (NV)	130	43
Additional paid-in capital	1,283,969	747,792
Subscription receivable	(13,400)	(14,903)
Accumulated deficit	(937,643)	(533,464)
Total stockholders' equity	**334,145**	**200,557**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 460,947**	**$ 237,064**

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OPERATIONS

For Fiscal Year Ended December 31,	2020	2019
Revenues	$ -	$ -
Operating expenses		
General and administrative	260,546	171,951
Research and development	106,370	70,451
Sales and marketing	29,755	2,410
Total operating expenses	396,671	244,812
Operating income/(loss)	*(396,671)*	*(244,812)*
Interest expense	(11,091)	-
Other income/(loss)	3,583	17,895
Income/(Loss) before provision for income taxes	*(404,179)*	*(226,917)*
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	**$ (404,179)**	**$ (226,917)**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Common Stock NV					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	**10,836,000**	**$1,084**	**-**	**$ -**	**$ 545,055**	**$ -**	**$ (306,547)**	**$ 239,592**
Net income/(loss)	-	-	-	-	-	-	(226,917)	(226,917)
Common stock issued for cash	-	-	395,611	40	212,595	-	-	212,635
Common stock subscribed	-	-	31,282	3	14,931	(14,903)	-	31
Stock-based compensation	-	-	-	-	59,593	-	-	59,593
Put option liability					(19,257)			(19,257)
Offering costs	-	-	-	-	(73,460)	-	-	(73,460)
Fair value of services provided	-	-	-	-	8,340	-	-	8,340
Unearned compensation	50,000	5	-	-	(5)	-	-	-
Balance—December 31, 2019	**10,886,000**	**$1,089**	**426,893**	**$ 43**	**$ 747,792**	**$ (14,903)**	**$ (533,464)**	**$ 200,557**
Net income/(loss)	-	-	-	-	-	-	(404,179)	(404,179)
Common stock issued for cash	-	-	848,748	85	491,895	-	-	491,980
Common stock subscribed	-	-	28,387	2	(1,503)	1,503	-	2
Stock-based compensation	-	-	-	-	109,740	-	-	109,740
Put option liability					(12,099)			(12,099)
Offering costs	-	-	-	-	(144,422)	-	-	(144,422)
Relative fair value of warrants	-	-	-	-	35,905	-	-	35,905
Fair value of beneficial conversion feature	-	-	-	-	48,321	-	-	48,321
Fair value of services provided	-	-	-	-	8,340	-	-	8,340
Balance—December 31, 2020	**10,886,000**	**$1,089**	**1,304,028**	**$ 130**	**1,283,969**	**$ (13,400)**	**$ (937,643)**	**$ 334,145**

See accompanying notes to financial statements

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020		2019
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(404,179)	$	(226,917)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,491		1,896
Amortization of intangibles		10,361		807
Fair value of services provided		8,340		8,340
Stock-based compensation		109,740		59,593
Amortization of debt discount		11,001		-
Write-off of abandoned intangible assets		18,886		-
Changes in operating assets and liabilities:				
Inventory		(26,139)		16,415
Other current assets		(2,521)		-
Accounts payable and accrued expenses		26,626		472
Other current liabilities		8,326		13,250
Net cash provided/(used) by operating activities		**(235,068)**		**(126,144)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,351)		-
Purchases of intangible assets		(5,459)		(40,367)
Net cash provided/(used) in investing activities		**(15,810)**		**(40,367)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common stock issued for cash		491,980		212,666
Offering costs		(144,422)		(73,460)
Proceeds received from SBA PPP loan		13,500		-
Proceeds received from converitble debt		102,969		-
Net cash provided/(used) by financing activities		**464,027**		**139,206**
Change in cash, cash equivalents, and restricted cash		213,149		(27,305)
Cash, cash equivalents, and restricted cash—beginning of year		51,318		78,623
Cash, cash equivalents, and restricted cash—end of year	**$**	**264,467**	**$**	**51,318**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Unearned deferred compensation	$	675	$	9,015
Subscription receivable	$	13,400	$	14,903
Put option liability	$	31,356	$	19,257
Warrants and beneficial conversion feature on convertible debt	$	84,226	$	-

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1. SUMMARY

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Inc. was incorporated on January 13, 2017 in the State of Delaware. SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc. on February 6, 2018, with SanMelix Laboratories, Inc. being the surviving entity. The Company is headquartered in Hollywood, Florida. The financial statements of SanMelix Laboratories, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note that the only operation for SanMelix Laboratories, LLC related to previous capitalized patent prosecution costs, which was contributed to SanMelix Laboratories, Inc at the date of the merger.

SanMelix Laboratories, Inc. is a bioactive wound care and skin care product company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BEECure™ bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. The Company is a business whose planned principal operations are the design, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The Company is currently conducting research and development activities to operationalize certain patent pending technologies that the Company owns. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to government regulatory requirements. The Company's business operations are sensitive to general business and economic conditions in the U.S. and worldwide along with policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include but are not limited to the Coronavirus Disease 2019 ("COVID-19") postponing 510(k) laboratory testing, the USPTO not granting the Company's pending patents, not obtaining clearance from the FDA, changes in medical device technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to obtain 510(k) market clearance and of manufacturing and commercialization of its initial skin product. Like any new business, the Company faces challenges that come from early-stage branding and financing. Other significant risks and uncertainties include failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology and products. These adverse conditions could affect the Company's financial condition and the results of its operations. See Note 13 for discussion of going concern and management's plans.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Amounts included in restricted cash represent those funds required to be set aside by a contractual agreement with the escrow agent for our Crowdfunding offering for the benefit of Subscribers until the Offering is closed.

As of Year Ended December 31,	2020	2019
Cash and cash equivalents	$ 229,008	$ 40,055
Restricted cash	35,459	11,263
Total cash, cash equivalents and restricted cash	**$ 264,467**	**$ 51,318**

Inventories

The Company accounts for inventories using the weighted average cost method and are stated at the lower of cost or net realizable value. Inventories consist primarily of products for resale. Obsolete or excess inventories are recorded at their estimated realizable value. As of December 31, 2020, all inventories recorded are in-transit.

Samples

The Company manufactured samples in 2019 of our product to be utilized in 510k testing. The Company expensed those samples totaling $16,415 as of December 31, 2019. No samples were manufactured as of December 31, 2020.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is three (3) years for the existing assets as of December 31, 2020 and 2019. Expenditures for repairs and maintenance are charged to expense as incurred.

Intangible Assets
The Company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2020 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $144,422 and $73,460 for the years ended December 31, 2020 and 2019, respectively.

Revenue Recognition
In May 2014, the Financial Accounting Standard Board (the "FASB") issued Accounting Standards Update ('ASU") No. 2014-09, Revenue from Contract with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard was effective for the Company beginning January 1, 2018 for which there was no impact.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies will be in accordance with ASU No. 2014-09, Revenue from Contract with Customers (Topic 606).

Research and Development Costs
The Company incurs research and development costs during the process of developing and designing its advanced wound care and skin care products. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting products have been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Currently, share-based payment arrangements with employees are accounted for under ASC 718 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-Equity. On June 20, 2018, the FASB issued ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. ASC 505-Equity, before the ASU's amendments, differs significantly from ASC 718. Differences include (but are not limited to) the guidance on (1) the determination of the measurement date (which generally is the date on which the measurement of equity classified share-based payments becomes fixed), (2) the accounting for performance conditions, (3) the ability of a nonpublic entity to use certain practical expedients for measurement, and (4) the accounting for (including measurement and classification) share-based payments after vesting. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.

The Company has elected early adoption of ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Accordingly, the Company has recorded nonemployee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the years ended December 31, 2020 and 2019.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Subsequent Events
The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations and comprehensive loss. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new accounting guidance, which is effective for the Company beginning on January 1, 2022.

On August 5, 2020, the FASB issued ASU 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU's amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORIES

As of December 31, 2020, and 2019, inventories consist of:

As of Year Ended December 31,	2020	2019
OTC R Melix products	$ 26,139	$ -

As of December 31, 2020, all inventories were in-transit. The shipping terms of the inventories were FOB shipping and therefore, the cost of inventories, including landed costs were capitalized as of year-end totaling, $26,139. Due to the inventories being in-transit as of December 31, 2020, the landed costs which totaled $3,376 was accrued in accounts payable until completed delivery in January 2021. The Company had no inventories as of December 31, 2019.

4. OTHER CURRENT ASSETS

As of December 31, 2020, and 2019, other current assets consist of:

As of Year Ended December 31,	2020	2019
Security Deposit	$ 2,521	$ -

The Company entered into a 12-month office lease on November 15, 2020. Upon execution of the lease, the Company was required to pay $3,781, which included (1) first month's prepaid rent of $1,260, (2) last's month rent of $1,260, and (3) security deposit of $1,260. As of December 31, 2020, the first month's rent was recognized as rent expense and the remaining current asset totaled $2,521.

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Furniture and equipment	$ 16,038	$ 5,688
Less: accumulated depreciation	7,334	2,844
Property and equipment, net	**$ 8,704**	**$ 2,844**

Depreciation expense for property and equipment for the years ended December 31, 2020 and 2019 was approximately $4,491 and $1,895, respectively.

6. INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2020 and 2019, consisted of the following:

As of Year Ended December 31,	2020	2019
Patents	$ 168,380	$ 182,209
Trademarks	1,904	1,500
Less: accumulated amortization	11,168	807
Intangible assets, net	**$ 159,116**	**$ 182,902**

Amortization expense was approximately $10,361 and $807 for the years ended December 31, 2020 and 2019, respectively.

The Company additionally wrote off on capitalized costs related to the Iodine patent application due to the Company discontinuing its pursuit of completing the application. The written-off costs of $18,886 were recorded in R&D expense during the year ended December 31, 2020. No write off were made in 2019.

The following is a rollforward of the Company's intangible assets and amortization for the year ended December 31, 2020:

	Assets	Accumulated Amortization
Balance at December 31, 2019	$ 183,711	$ (807)
Addition of new assets	5,459	-
Write-offs	(18,886)	-
Amortization	-	(10,361)
Balance at December 31, 2020	**$ 170,284**	**$ (11,168)**

The following table outlines future amortization expense as of December 31, 2020:

Period	Amortization Expense	
2021	$	10,361
2022		10,361
2023		10,361
2024		10,361
2025		10,361
Thereafter		107,311
Total	**$**	**159,116**

7. NOTES PAYABLE

Notes payable consist of the following:

Long term	December 31, 2020		December 31, 2019	
SBA PPP Loan	$	13,590	$	-
Convertible Notes, net		29,744		-
Total long term debt, net	**$**	**43,334**	**$**	**-**

Details of notes payable as of December 31, 2020, are as follows:

Long Term	Principal Amount		Carrying Value		Interest Rate	Conversion Price	Maturity Date
SBA PPP Loan	$	13,500	$	13,590	1%	N/A	5/15/2022
Convertible Notes	$	125,000	$	29,744	9%	$0.65	10/15/2022

SBA PPP Loan

The Company received a loan from a Bank in the amount of $13,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 18 months beginning 16 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

The Company submitted its loan forgiveness application to Truist in December 2020; and therefore, payments are suspended until a formal decision is reached by the lending institution and ultimately the Small Business Administration department. Based on such, the Company has reported the principal amount plus the accrued monthly interest within long term notes payable. The Company received formal approval of loan forgiveness in the full amount of $13,500, plus any accrued interest on February 4, 2021.

Convertible Notes
In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24- month period. The Note's outstanding principal and interest will convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance thereby having an embedded beneficial conversion feature.

In addition, each investor who purchases Notes will receive 100% warrant coverage. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in next offering. The beneficial conversion feature, if any, and the warrants were recorded to additional paid-in-capital. The Company allocated the proceeds received to the notes, the beneficial conversion feature, and the warrants on a relative fair value basis at the time of issuance. The total debt discount is amortized over the life of the notes to interest expense using the straight-line method.

On October 15, 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the notes and principal amounts consists of $22,031 of OID. The note holder was also issued warrants to purchase 192,308 shares of common stock.

The beneficial conversion feature was valued at the intrinsic value on the issuance date. The intrinsic value represents the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the note is convertible.

We estimated the fair value of the warrants on the issue date using a Black-Scholes pricing model with the following assumptions:

		Warrants
Expected term		5 years
Volatility		95%
Risk free rate		0.12%
Market price	$	0.60
Execrise price	$	1.40

The proceeds of the Notes were allocated to the components as follows:

		Proceeds allocated at issue date
Convertible Notes - Debt	$	18,743
Convertible Notes - Warrants		35,905
Beneficial Conversion feature		48,321
Total	**$**	**102,969**

The interest expense related to the Convertible Notes as of December 31, 2020 was recognized as follows:

For Year Ended December 31, 2020		
Interest Expense - OID	$	2,344
Interest Expense - BCF		4,169
Interest Expense - Warrants		4,488
Total	**$**	**11,001**

The remaining discount balance as of December 31, 2020 totaled $19,688 and the expected annual amortization per year is as follows:

Period	Amortization Expense	
2021	$	11,250
2022		8,438
Total	**$**	**19,688**

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

During the year ended December 31, 2019, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 20,000,000 to 25,000,000 and provide that 3,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001.

As of December 31, 2020, and 2019, the Company has issued 10,886,000 shares of our voting class of common stock.

Common Stock: Class NV

As part of the Regulation Crowd Funding ("Reg CF"), the Board of Directors adopted a resolution that the Company is authorized to issue and sell up to 2,500,000 Shares of its Common Stock: Class NV for a price of $0.60 per share. The Class NV shares will be offered in the Reg CF funding and the par value, dividend and liquidation and other rights of the Class NV shares shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be considered in calculating a quorum.

During the year ended December 31, 2019, the Company sold 426,893 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $212,666 and had a subscription receivable of $14,903 related to the sale of these shares as of December 31, 2019. In connection with this offering, the Company incurred offering costs of $73,460, which reduced additional paid-in capital. The subscription receivable of $14,903 was collected subsequent to December 31, 2019.

During the year ended December 31, 2020, the Company sold 877,135 shares of Class NV common stock through its Reg CF. The Company recognized gross proceeds of $491,895 and had a subscription receivable of $13,400 related to the sale of these shares as of December 31, 2020. In connection with this offering, the Company incurred offering costs of $144,422, which reduced additional paid-in capital. The subscription receivable of $13,400 was collected subsequent to December 31, 2020.

As of December 31, 2020, and 2019, the Company has 1,304,028 and 426,893 shares of Class NV common stock issued and outstanding.

Preferred Stock

We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Stock Based Compensation

The Company authorized 50,000 shares of its common stock as stock-based compensation for consulting services of an individual in 2019. The fair value of the services provided which included such shares will vest at the rate of 1,390 shares at the end of each calendar month starting January 31, 2018 and continuing until December 31, 2020, with the final 1,350 shares vesting on January 31, 2021, provided that the consulting services continue and have not been terminated prior to any such vesting date. Note that fair value was determined based on the most recent common stock offering of $0.50 per share. Therefore, the stock-based compensation is recognized over the service period at $0.50 per share and was recorded within research and development expense within the income statement which totaled $8,340 and $8,340 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2019, the Company issued the 50,000 shares of common stock upon commencement of services of which $9,015 has been recorded as a reduction to additional paid-in-capital in the accompanying balance sheet and 31,970 shares of common stock were vested as of December 31, 2019. During the year ended December 31, 2020, $8,340 of the Unearned-Deferred Compensation was recognized as consulting expense. The remaining Unearned-Deferred Compensation included in the additional paid-in-capital balance totaled $675 as of December 31, 2020. Additionally, 48,650 shares of common stock were vested as of December 31, 2020.

2017 Stock Incentive Plan

The Company has entered into several stock option agreements as of December 31, 2020. A summary of our stock option activity for the years ended December 31, 2020 and 2019, is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Weighted average grant date fair value per share
Outstanding at December 31, 2019	1,275,000	$ 0.60	6.72	$ 0.42
Granted	50,000	$ 0.60	-	0.41
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at December 31, 2020	1,325,000	$ 0.60	6.00	$ 0.71
Exercisable at December 31, 2020	145,682	$ 0.57	6.77	$ 0.42

We estimated the fair value of each option on the grant date using a Black-Scholes option-pricing model with the following assumptions:

As of Year Ended December 31,		**2020**	**2019**
Expected term		4.5 years	6.25 - 3.5 years
Volatility		95%	95%
Risk free rate		0.15%	2.6% - 1.7%
Market price	$	0.60	$0.50 - $0.60
Exercise price	$	0.60	$0.50 - $0.60

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Management estimated the fair value of common stock through recent sales. Forfeitures are recorded as they occur.

As part of two of the stock option agreements, the stock option holders were issued put options to sell shares back to the Company. The holder has the exercise right to require the Company to repurchase after the Company raises a specific amount of capital. The value of the shares at the time of exercise of the option is $0.60 per share, as defined within the agreement. The Company records the estimated fair market value of the put option at each reporting period based upon the agreement terms. The potential liability associated with the put option was $31,356 and $19,257 as of December 31, 2020 and 2019, respectively.

The Company recognized stock option- stock compensation costs in the amount of $109,740 and $59,593 for the year ended December 31, 2020 and 2019, respectively. Note that these shares are authorized with common stock voting rights; however, none of these shares are outstanding or issued as of December 31, 2020.

The remaining stock compensation balance to be expensed in future years as of December 31, 2020 totaled $119,307 and the expected annual expense per year is as follows:

Period		**Stock Compensation Expense**
2021	$	110,267
2022		9,040
Total	**$**	**119,307**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Current tax provision:				
Federal	$	-	$	-
State		-		-
Total	$	-	$	-
Deferred tax provision:				
Federal	$	80,421	$	32,811
State		19,272		7,085
Total	$	99,693	$	39,896
Valuation allowance		(99,693)		(39,896)
Total provision for income taxes	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Stock Options Expense	$	43,927	$	3,846
Organizational Costs		4,523		-
Charitable contribution		175		175
Net Operating Loss Carryforwards		179,782		111,372
Valuation Allowance		(228,407)		(115,393)
Net deferred tax asset (liability)	**$**	**-**	**$**	**-**

Reconciliation between statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2020 and 2019 as follows:

As of Year Ended December 31,		2020	%		2019	%
Income tax at federal statutory rate	$	(84,878)	21%	$	(47,653)	21%
State taxes, net of federal benefit		(15,309)	4%		(7,657)	3%
Nondeductible stock options expense		28,302	-7%		15,060	-7%
Nondeductible organizational costs		4,507	-1%		-	0%
Nondeductible charitable contribution		-	0%		181	0%
Permanent difference - M&E		494	0%		173	0%
NOL Carryforward		66,884	-17%		39,896	-18%
Income tax provision (benefit)	**$**	**-**	**0%**	**$**	**-**	**0%**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the

Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2020, we had available approximately $739,000 in U.S. tax net operating loss carryforwards, for which for Federal purposes do not expire, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. As of December 31, 2020 and 2019, there were no contingencies that could reasonably be expected to have a material effect on the results of the Company's operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

A principal shareholder serving as the Chief Executive Officer (CEO) entered into an employment contract with the Company for an annual salary of $150,000 plus benefits. The CEO received a reduced salary of $40,000 plus $11,258 for her health insurance for the year ended December 31, 2018. During the year ended December 31, 2019, the CEO agreed to forego salary until the Company receives funding in excess of $750,000. Please refer to the subsequent events footnote for further discussion on CEO net pay agreement with the Company once the Company reached targeted funding.

See Note 8 for related party consulting agreement and non-statutory stock options.

12. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recently commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,091,769 and $580,170 as of December 31, 2020 and 2019, respectively. Losses are expected to continue until such time that Company can design, produce, and sell its product offerings for which cash flow are sufficient to cover operations. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing and revenues from product launches.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

On January 1, 2021, the Company granted an employee an option to purchase, in whole or in part, on the terms provided in the Company's 2017 Stock Incentive Plan (the "Plan"), a total of 20,000 shares of common stock, $0.001 par value per share at $0.60 per share. Unless earlier terminated, this option shall expire on December 31, 2030. The option will vest as to 25% of the original number of shares beginning one year after the commencement date of January 1, 2021 and as to an additional 2.0833% of the original number of shares at the end of each successive month following until the fourth anniversary of the vesting commencement date, this option will be vested for all shares.

See Note 7 for forgiveness of PPP.

On March 12, 2021, the Company executed a declaration of intent with a manufacturing company in order for the Company to do the following: (1) to purchase the technical knowledge and the know-how required to manufacture the Company's BEECure™ R product in the United States, (2) the perpetual right to manufacture the product in the United States and sell it throughout the world. The manufacturer agreed to these terms based on the Company paying the manufacturer $300,000 based on an agreed upon milestone schedule for which no payments have been made.

Subsequent to December 31, 2020, under the Company's convertible note financing plan, the Company issued $375,000 in convertible notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The note holder was also issued market-related warrants for 576,923 in shares of common stock.

Subsequent to December 31, 2020, the Company continued to sell 567,330 shares of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $302,820 and $17,273 was held in escrow related to the sale of these shares as March 30, 2021. In

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SanMelix Laboratories, Inc. REG CF 2

Helping You Heal with Honey


Help us heal others.

Website HOLLYWOOD, FL HEALTH TECH

Helping people live happier, healthier lives through superior natural remedies and distinct treatment components to provide faster and more effective wound and skin care.

$0.00 raised

0 Investors	$23.8M Valuation
$1.50 Price per Share	$238.50 Min. Investment
	Equity Offering Type
$3.93M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- First buckwheat honey-based wound dressing patented formulations with anticipated FDA microbial claim for infection control
- Our advanced wound care dressings will address the antimicrobial resistance (AR) crisis along with hospital acquired infection (HAI) prevention
- Only dressing that has all three mechanisms of wound healing *Anti-microbial claim *Autolytic debridement * Skin regeneration

Our mission is faster healthier healing

OVERVIEW

Invest in SanMelix

SanMelix is a bioactive skin and wound care company using the natural healing properties of Buckwheat honey, combined with our advanced bioactive enhancements. SanMelix has created products that aid in the healing of acute, chronic, and minor wounds. Our goal is to enhance our market position in the global Skin and Wound Care market.


BEECure™-M
4 in. x 5 in.
STERILE R

BEECure™ M is not currently available on the market. This product is pending 510(k) submission.

In light of the current Covid-19 Pandemic, there has been a rise in healthcare admissions and an increased awareness of infection control. With IP protection on our BEECure™ M dressing and other pending patents, co-created by a renowned Harvard trained podiatric physician, SanMelix's advanced bioactive skin and wound care products can be used in a host of settings and situations. With the CDC investing $300M+ in 59 state & local health departments to detect and prevent resistant threats, our advanced wound care dressings are ideal for HealthCare Associated Infections (HAIs) and the Antimicrobial Resistance (AR) crisis by reducing microbial growth to prevent life threatening bacteria (e.g. MRSA) from penetrating the dressing while in use.


Changing people's lives through faster, healthier care

Our goal is to improve the lives of patients and help speed up the healing process using the natural therapeutic properties that already exist in buckwheat honey. Honey has been used in medicine since 8000 BC because of its unique healing properties and with our team of doctors and scientists, we have enhanced it through the use of broad-spectrum antimicrobials. Dr. Sabacinski has been working in the wound care space for over thirty years, and he knows the patients' needs for a product that encourages fast wound closure and provides protection from bacteria and infection. Our mission at SanMelix is to help people live happier, healthier lives by providing fast and effective wound and skin care through superior natural remedies. We want to give caregivers, physicians, and the general public the ability to heal wounds using a natural product that has been used for centuries. At SanMelix, the proof is in our buckwheat honey.

THE STEVIES
THE AMERICAN BUSINESS AWARDS™

Stevie Bronze Award 2020

New Product-Health & Pharmaceuticals

THE MARKET

The entire population requires wound care

- Global Skin and Wound Care Market Is Expected to Reach USD 25.98 Billion by 2025
- 50 million people annually are affected by hard to close wounds worldwide
- A failure to address the problem of the Antimicrobial Resistance (AR) could result in 10 million people dying per year by 2050.
- Chronic wounds affect over 5.7 million patients in the U.S. alone and are estimated to cost $20 billion annually, thus impacting the market growth positively

$26B
Global Skin & Wound Care Market, 2025

50M
people affected by hard to close wounds yearly

$20B
Chronic wounds estimated to cost

- Each year, about 1 in 25 U.S. hospital patients is diagnosed with at least one infection related to hospital care alone; additional infections occur in other healthcare settings
- Everyday people require wound care therapies for minor burns, cuts, scrapes, abrasions, and rashes
- Of the 3 million patients in the United States receiving radiation 85% experience moderate to severe skin reactions.



TAM
Global Market
~$26 Billion
SAM
US Market
~$10 Billion
SOM
Company Projections
$24 Million

THE PROBLEM

Human wounds and its burden

- Many Healthcare Associated Infections HAIs are caused by the most urgent and serious antibiotic-resistant (AR) bacteria and may lead to sepsis or death.
- Up to one-third of the half billion people with diabetes worldwide will develop a diabetic foot ulcer (DFU). Of these, 17% will require an amputation.
- There are few effective therapies for radiotherapy, laser therapy and minor thermal burns

THE SOLUTION

Using buckwheat honey products, we can solve them

- Our BEECure™ M (buckwheat honey MGO) patented formulation prevents HAI's by reducing microbial growth to prevent life threatening bacteria (MRSA) from penetrating the dressing while in use
- Case studies using BEECure™ M illustrated accelerated healing and skin regeneration on severe limb threatening wounds
- Our BEECure™ R was developed with buckwheat honey and calming calendula that soothes, hydrates, and revives skin affected by radiation and laser therapy, as well as those exposed to heat and sun.



SanMelix - BEECure™
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RADIATION & LASER SKIN CARE
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WHAT WE DO

We create products using Buckwheat Honey

We are focusing on the unique medicinal properties of Buckwheat Honey for tissue regeneration and accelerated healing. Our bioactive buckwheat honey formulations demonstrate intrinsic healing activity with anti-microbial additives to prevent infection. SanMelix has created and will continue to create products utilizing Buckwheat honey. SanMelix currently has two patents on its BEECure™ M formulation and Dr. Sabacinski has co-invented 1 additional patent pending natural Buckwheat Honey BEECure™ medical device which also demonstrated superior clinical outcomes. Studies have proven that buckwheat honey has superior medicinal properties to Manuka honey and other natural remedies. Our products also have higher standardization and broader spectrum anti-microbial activity achieving consistent clinical outcomes. Buckwheat honey also has higher anti-inflammatory and anti-oxidant activities than other products currently being used.


BeeCure
RADIATION & LASER SKIN CARE

All of our formulations contain one key ingredient:

BUCKWHEAT HONEY

OTC Skin Care Products

Advanced Wound Care Products

Our patented advanced wound care (AWC) dressing will be the only product in the market that meets all the requirements of an ideal wound dressing, debridement, tissue repair, and anti-microbial properties. The anti-oxidant properties in Buckwheat honey assist in wound closure and help to stimulate the wound healing process. This means wounds are healing faster and better without the risk of further complications that could be a great hindrance to the lives of patients. Our Buckwheat honey patented formulation prevents life-threatening bacteria from penetrating through the dressing while it is in use. The nutrients in the honey help spur tissue regeneration because it contains large quantities of easily assailable sugars, amino acids, vitamins, specifically vitamin C. Our (AWC) products are made to heal chronic and difficult to close wounds.

CASE STUDY SUCCESS

Severe limb-threatening non-healing

\+

BEECure M dressing






Estimated
70% Faster
healing and comparable medical cost and savings

This product is pending FDA approval.

Products in Use

Our BEECure™ skin and wound care products are categorized into two business segments with each being formulated with the common ingredient of buckwheat honey. Our BEECure™ R -Radiation and Laser skin Care cream launched on Amazon in February 2021 and received the Amazon Choice award in the first month. Our advanced wound care products will also be used in hospitals and rehabilitation centers, by physicians through the use of dressings and ointments.


BEECure™-M
Cellulose Acetate Sterile Wound Dressing
10 DRESSINGS 4 in. x 5 in.
Phagopyrum esculentum Buckwheat Honey
For Diabetic Foot Ulcers, Pressure Ulcers, Venous Leg Ulcers, Partial Thickness Burns, Skin Irritations, Cuts, and Abrasions
STERILE R
©2019 Made in the USA
Rx only
BEECure™-M
4 in. x 5 in.
STERILE R
Pending FDA Approval

BEECure® M is not currently available on the market. This product is pending 510(k) submission.

Because of the anticipated anti-microbial claim in our AWC dressings, they will be instrumental in the treatment and healing of:

- Ulcers, diabetic and otherwise
- Skin grafts
- Partial Thickness Burns
- Trauma and triage
- Surgical Site Infections

In addition to our AWC products, SanMelix buckwheat honey-based OTC Skin Care cream and ointments can be used for the treatment of:

- Radiation and Laser Skin Care
- Sunburns
- Minor burns
- Diabetic foot ulcer cream
- Acne
- Eczema

HOW WE ARE DIFFERENT

The difference is in the ingredients

Although manuka honey is the most commonly used honey-based wound treatment on the market, studies have shown that buckwheat honey has superior inherent healing properties when compared to manuka honey due to its higher anti-inflammatory and higher anti-oxidant activities. In addition, SanMelix' s advanced wound care products have been fortified with antimicrobials to ensure a higher standardized and broader spectrum antibacterial activity. Our patented formulation utilized in our AWC dressings permits SanMelix to launch one of the first bioactive honey dressing to make an antimicrobial claim in the U.S. Our honey dressing is currently undergoing the FDA regulatory 510(k) clearance process. Our bioactive dressing will be for any wound type of any depth and severity. The dressing will prevent biofilms from forming, control wound odor, reduce pain and treatment time while being cost-effective and more environmentally sound.


Microbial Claim Anticipated
Mölnlycke Mepilex AG-Silver
ConvaTec Aquacel Ag
SML
BEECure™ M
Limited Effect on Skin Regeneration
Greater Effect on Skin Regeneration
INTEGRA Medihoney
KCI PROMOGRAN™
SmithNephew Santyl
3M Tegaderm
No Microbial Claim

Additionally, there will be improved skin and tissue regeneration and debriding action. This prevents the necessity for excess skin grafts or skin substitutes, which run the added risk of infection or rejection. Studies have shown buckwheat honey has bactericidal activity against antibiotic-resistant pathogens. In addition, our 510(k) testing for BEECure™ M demonstrated the efficacy of our dressing against these super infections.

The bottom line is that our enhanced Buckwheat honey dressings and ointments are making the lives of patients and doctors easier. We are here to assist in the healing process and make a painful experience as painless as possible. We have seen firsthand the need for such products as the ones we have been creating and know that our BEECure® products are going to be a big step forward in changing the lives of many.

Our patented advanced wound care dressing will be the only product in the market that meets all the requirements of an ideal wound dressing, debridement, tissue repair, and anti-microbial properties.

Characteristics of an ideal wound dressing


AUTOLYTIC DEBRIDEMENT
Provide debridement action

ANTIMICROBIAL

- Protect from bacterial infection

SKIN REGENERATION

- Provide most wound environment
- Enhance epidermal migration
- Promote angiogenesis and connective tissue synthesis
- Appropriate temperature to improve blood flow

DRESSINGS

- Non-adherent and easy to remove
- Sterile, non-toxic and non-allergic
- Allow gas exchange between wounded tissue and environment

ADVANCED SKIN REGENERATION


Superoxide Anion Scavenging
Inhibition of ROS Produced by Human PMNs
Canadian
NY Buckwheat
ND Buckwheat
Chilean
HI Kiawe
HI macadamia
NZ Manuka

Harnessing the power of nature and science with Buckwheat honey and calendula, SanMelix launched BEECure R radiation and laser skin care. These natural nutrients nourish and hydrate the skin, help restore elasticity and revive dry skin.


THE SCIENCE BEHIND THE INGREDIENTS
Dark Buckwheat Honey
In a study of radiation therapy patients, medicinal honey was shown to be more effective in pain relief, itching, and irritation compared to conventional treatment on healing of radiotherapy-induced skin toxicity.
Calendula
Calendula was shown to be highly effective for the prevention of acute dermatitis grade 2 or higher in a study of 254 patients who underwent breast cancer surgery and were to receive postoperative radiation therapy.
Bisabolol
In a study of women undergoing radiotherapy who also developed radiodermatitis, Bisabolol (active ingredient of chamomile) showed superior effects compared to other products evaluated in relation to it's soothing effects.
Jojoba Seed Oil
Effective as a protective barrier to keep skin hydrated. Contains natural Vitamin E to work with skin as an anti-oxidant.
Shea Butter
Restores elasticity of mature skin, prevents cellular damage, and revitalizes skin through increased cellular activity.
Rosemary Leaf Extract
Studies shown effectiveness towards skin hydration and relieving dry skin, a common condition caused by radiation or laser therapy.
Willow Bark Extract
Demonstrated anti-inflammatory, antiproliferative, and skin-protective benefits in vitro for radiation therapy patients.

(source, source, source, source, source, source, source)

OUR TRACTION

Our products have been proven to be safe & effective in early studies

- We reached our crowdfunding goal of $1.07M, and have 1,725 investors on StartEngine
- We launched our BEECure ™ R-radiation and laser skin care on Amazon and Walmart.com
- We have completed testing on our advanced wound care products and will apply for 510(k) pre-market clearance from the FDA in Q3 2021
- We secured a secondary US honey supplier and purchased US manufacturer worldwide formulation rights for BEECure™ R -Radiation and Laser Skin Care which reduces our overall manufacturing cost
- We were granted 2 US patents and 1 Canadian patent and will continue prosecuting our other patent pending formulation application. US trademarks were issued in Q2 2021. Company has also filed an international trademark

Traction by year:

2018 **Pre-Submission 510(k) Meeting**

- Samples produced
- SoW for FDA 510(k) testing with Air Force CRADA

2019 **BEECure™ M Patent Composition: US**

- Honey supply agreement executed
- Launched equity crowdfunding campaign

2020 **BEECure™ M Patent Methods & Use:**

- Canadian Patent
- 510(k) Animal Testing for BEECure™ M & BH
- First 5,000 units manufactured for BEECure™ R

2021 - 2022

- BEECure™ R Product Launch
- 510(k) clearance BEECure™ BH
- 510 (k) clearance BEECure™ M
- BEECure™ Sunburns Product Launch
- BEECure™ M & BH Dressing Product Launch
- Evidence based clinical trials
- Reimbursement code

On top of this, we are negotiating with other cGMPs to contract manufacture our skin and wound care products. With the funds raised through StartEngine, we plan to complete an evidence-based clinical trial for widespread clinical adoption on our advanced wound care dressing and move to commercialization. Develop, test, and commercialize additional Skin and Wound Care OTC products as well as build up inventory. In addition, we will hire manufacturing, operations, and sales and marketing executives, while continuing to prosecute patents and trademarks.

We are thrilled about the future opportunities that are in store for the SanMelix team and the effect our nature-based products will have on healing.

WHY INVEST

There are over 50 million reported cases globally of patients suffering from hard-to-close wounds. 15% of these are diabetic foot ulcers that eventually lead to amputation. With natural Buckwheat Honey, proven to have superior healing and skin care outcomes, at its core, BEECure™ is the ***only*** dressing to contain the three essential components of skin and wound care. Antioxidants to boost continuous healing, superior anti-bacterial properties for wound cleansing and heightened resistance against infections, and natural anti-inflammatory and humectant properties to soothe, regenerate and revitalize skin.

SanMelix BEECure™ bioactive skin and wound care products are here to treat everything from a minor scrape to a severe wound and everything in between. Using our unique enhanced Buckwheat honey patented formulations fortified with microbial barriers, we are treating all types of dermal afflictions by speeding up the healing process and reducing pain and the risk of infection. We will be first to market buckwheat honey skin and wound care products in the United States. Our patented advanced wound care dressing will assist with the complexities of combating Hospital Associated Infections (HAIs) across healthcare settings and in the community.

Honey is a product that has been used all throughout history as a healing and restorative agent, and we are harnessing its natural powers and using our years of scientific and medicinal studies to enhance it. We are regulating it to make it safe for hospital use, as well as selling it OTC to the average consumer. Everyone should be able to experience the benefits of the BEECure™ Buckwheat honey products.


BeeCure
RADIATION &
LASER SKIN CARE

Our customers will include the VA & DoD, medical supply distributors, physician networks, hospitals, SNFs as well as indirect sales channel for private label/ white label for OTC opportunities. We will market directly to OTC consumers through the world wide web, pharmacies, retails stores, and indirect sales channel for private label/white label. We are capitalizing on a market that has been desperately in need of a natural and safe product that promotes healing and tissue growth while providing infection control. With our current traction and growth, we will continue to innovate new products and work on opening up key distribution regions across the country. To increase brand awareness, we have hired a successful sales advisor. We now have greater ability to create and design sales materials to engage in digital marketing

We have a talented and world-renowned physician group who puts patient care first. Our goal is to improve patients' lives in need of healing with our innovative bioactive skin and wound care products.


2021
AMAZON
Reviews

(Source, Source, Source, Source)

In the Press

SHOW MORE

Meet Our Team



Dr. Kenneth Sabacinski

DPM, MHS, FACFAS-Chief Medical Officer (Director)

Dr. Sabacinski is board certified and has over 30 years' clinical experience in Foot & Ankle medicine, surgery, and limb salvage. Dr. Sabacinski performed his internship, residency and fellowship training at the Beth Israel Deaconess Medical Center, Harvard Medical School, Boston, MA. During his residency at the Beth Israel Deaconess Medical Center and the Joslin Diabetes Center, he was specifically trained in the treatment of acute and chronic diabetic foot ulcers. Dr. Sabacinski is the inventor of multiple advanced wound care patents, including SanMelix's BEECure™ wound care dressings.



Diana Sabacinski

CPA-Chief Executive Officer /President (Director)

Mrs. Sabacinski is a Certified Public Accountant (CPA) and Certified Fraud Examiner(CFE) with more than 25 years of C-level management experience in the service, manufacturing, government contracting, and healthcare industries. She is an Entrepreneur and co-founded, co-owned, and operated a multi-location training organization, which was listed on the INC 500 Fastest Growing Companies.



Ed Quilty
Director
Ed Quilty is a well accomplished senior business executive who has consistently led, built, and transformed organizations. During his career, he has been the CEO of four publicly-listed companies. Mr. Quilty currently is a Board Member and Advisor to several companies in the healthcare sector with over 25 years of Chief Executive experience in the healthcare industry – primarily in advanced wound care – with expertise in strategic planning, financing, management, and sales and marketing. Mr. Quilty has previously served as the CEO and Chairman of the Board of Derma Sciences Inc.—creator of Medihoney—(now Integra LifeSciences) for over 15 years.



John Kaufman
Director
Mr. Kaufman has over 40 years of management experience working with and for the Government, business startups, and large-scale manufacturing firms.



Samuel Hammer
Director
Samuel Hammer is the Managing Shareholder for Hammer Navarro and Associates, PA. Sam is a Certified Public Accountant (CPA) and Certified Chartered Global Management Accountant (CGMA) with more than 30 years of healthcare experience serving as a C-Suite Operating Executive, Board of Director and Advisor to Physicians, Employers, Payors, Hospitals, Physician Groups, Law Firms, Manufacturers and Government.



Hamid Khosrowshahi
Director
FloSure Technologies was founded in 2011 by Hamid Khosrowshahi, a successful entrepreneur who has spent a career in the area of medical devices. He was the guiding hand behind the success of such products as: Exudry, Kollagen (Medifil and Skintemp), DuraGen (dural graft matrix), NeuraGen (nerve guide) and most recently the PRO series of negative pressure wound therapy pumps by Prospera.



Dr. Jason Green
Director of SanMelix Advisory Board
Dr. Jason Green, DO, FAOCD, FAAD, Board Certified Dermatologist, is the founder of Green Dermatology & Cosmetic Center in Deerfield Beach, Florida. Providing outstanding dermatological care, state-of-the-art procedures, cutting-edge technology, and personalized patient attention is his priority.



COL (ret) George E. Peoples, MD, FACS
Advisor
Through his military career as a staff surgeon at a Level I trauma center and multiple combat deployments, Dr. Peoples is the founder of Trauma Insight. He has extensive trauma experience and has developed close relationships with some of the most prominent military and civilian trauma and critical care physicians in the country.



Marie Williams
Operations Manager
Marie Williams has 15+ years' experience in education and healthcare. As the Operations Manager, Marie is directly responsible for ensuring the day-to-day processes at SanMelix run efficiently, while performing customer service activities, accounts receivable, billing and payroll duties.



Barry Constantine
Research Scientist-Advisor
Mr. Constantine has forty 40 years healthcare industry experience with a strong history of advancement within the bio- technology and medical device sectors. Professional skill set includes corporate and division level leadership of product development and project management for early stage and mature organizations. Extensive experience in the areas of pharmaceuticals, tissue engineering, wound healing and skin care. Principal efforts have been the support to start-ups by developing products and FDA regulatory strategies including 510(k) applications.



Linda Murphy
Distribution/ Sales-Advisor
Mrs. Murphy Coordinates successful product launches with large distributors such as Amazon. She received the Gold Stevie Award for Entrepreneur of the Year by the American Business Awards and the Global CEO Excellence award. She was also named a 'Top 40 Under 40 Rising Star'.

Offering Summary

Company	:	SanMelix Laboratories, Inc.
Corporate Address	:	1150 North 35th Avenue Suite 225, HOLLYWOOD, FL 33021
Offering Minimum	:	$9,999.00
Offering Maximum	:	$3,930,001.50
Minimum Investment Amount (per investor)	:	$238.50

Terms

Offering Type : Equity

Security Name : Class NV Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 2,620,001

Price per Share : $1.50

Pre-Money Valuation : $23,791,443.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

If you invest $1,000+, you will receive 5% bonus shares.

If you invest $2,000+, you will receive 10% bonus shares.

If you invest $5,000+, you will receive 15% bonus shares.

If you invest $10,000+, you will receive 20% bonus shares.

All Invested shareholders receive 20% off our Radiation & Laser Skin Care on Amazon. Check Your Email for Discount Code.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

SanMelix Laboratories Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive and own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SanMelix Laboratories, Inc. REG CF 2 to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

First Video Transcript

VO: Over 50 million people are affected by acute and chronic, hard-to-close wounds. What if we could provide a solution to treat these types of wounds without the dangerous side effects of synthetic drugs. It's no secret honeybees and the honey they produce have a very long history in medicine, and that's why SanMelix Laboratories is introducing you to our buckwheat honey bioactive wound care solutions.

On screen: Dr. Ken Sabacinski -Chief Medical Officer, SanMelix Laboratories

Ken: My life has been dedicated to caring for patients suffering from diabetic foot ulcers and hard to close wounds. From my residency at Harvard to my 30 years' experience in podiatry I've been searching for a natural treatment to help heal these patients. At SanMelix we finally found a way to combine nature and science.

On screen: Diana Sabacinski -CEO, SanMelix Laboratories

Diana: We truly believe that Buckwheat honey is natures preferred healing remedy. It's full of antioxidants which help with skin regeneration, and it's an antibacterial. You could not ask for better ingredients to heal wounds and sooth the minor burns caused by radiation therapy.

VO: SanMelix recently launched our BEECure R Radiation and Laser Skin Care and has received the Amazon Choice Award. (screen shot of Amazon choice award?)

Ken: We've seen firsthand the need for the products we've been creating. We know our BEECure dressings are going to be a big step forward in changing the lives of many. Our goal is simple, faster & healthier healing.

VO: Our patented formulation is made with Buckwheat honey, rather than Manuka honey.

Ken: We chose Buckwheat honey because it's been shown in numerous studies to have superior healing properties. Our bioactive wound dressings are made with an anti-microbial agent, making our products more effective for advanced wound care.

VO: We've completed the required FDA testing and have applied for pre-market clearance on our patented wound care dressing.

Diana: We decided to launch an equity crowd funding campaign to allow the public to help us heal others.

VO: SanMelix is raising funds for an evidence-based clinical trial and commercialization of our advanced wound care products.

Diana: We hope you'll join us.

On Screen: Logo Help us heal others Learn more at Startengine.com/Sanmelix

Second Video Transcript

Of the three million patients undergoing radiation and laser therapy, eighty-five percent experience moderate to severe skin reactions that's why SanMelix developed BEECure with natural buckwheat honey and calming calendula that soothes hydrates and revives these affected areas.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SANMELIX LABORATORIES, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2021, AT 11:03 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6281477 8100
SR# 20211577646

Authentication: 203126906
Date: 05-04-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:03 AM 05/04/2021
FILED 11:03 AM 05/04/2021
SR 20211577646 - File Number 6281477

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION

OF

SANMELIX LABORATORIES, INC.

SanMelix Laboratories, Inc. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is SanMelix Laboratories, Inc.

2. The date of filing of the certificate of incorporation of the corporation with the Delaware Secretary of State was January 13, 2017.

3. The Certificate of Incorporation is hereby amended to change Article FOURTH, to increase the number of authorized Shares and create a new class of non-voting Common Stock. To accomplish the foregoing Paragraph FOURTH of the certificate of incorporation is amended to read as follows:

"**FOURTH**: The aggregated number of shares which the Corporation shall have authority to issue is Twenty-Eight Million (28,000,000) Common Shares with a par value of $0.0001 per share, of which Six Million (6,000,000) shares shall be designated as Class NV; and Five Million (5,000,000) Preferred Shares with a par value of $0.0001 per share. The terms preferences, limitations and relative rights of the foregoing shares shall be as follows:

A **Common Stock**.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. Except for the shares of Common Stock designated "Class NV", the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Class NV. The par value, dividend and liquidation and other rights of the holders of the shares of Common Stock that are designated as "Class NV" shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be taken into account in calculating the existence of a quorum at a shareholders meeting or determining the percentage of shares voted in favor of or against any matter being voted on at any shareholders meeting.

B. **Preferred Stock**. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited (including, by way of illustration and not limitation, in excess of one vote per share), or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto."

4. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed on this 26th day of April, 2021.

/S/ Diana Sabacinski
President